THE DREYFUS FAMILY OF FUNDS
BNY MELLON FUNDS TRUST
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

April 9, 2010

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Christina DiAngelo

Re: Review of Fund Filings on Forms N-CSR, N-SAR, N-PX and N-1A and 40-17G

Dear Ms. DiAngelo:

This letter is written in response to comments regarding the above-referenced filings discussed via telephone with you and Jeffrey Long of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on January 19, 2010.

I.	Fund Filing History:

1. Comment: File semi-annual reports on Form N-CSRS, not Form N-CSR.

     Response: We received this comment in calendar year 2009 and have been filing, on a going forward basis, semi-annual reports on Form N-CSRS since that comment was received.

2. Comment: The following funds have no recent filing history on EDGAR:

File No.	Registrant	Last Filing	Date
811-02625	Dreyfus A Bond Plus, Inc.	N-SARA/A	12/18/08
811-21047	Dreyfus Fixed Income Securities	N-PX	8/19/08
811-05651	Dreyfus New York Municipal Income, Inc.	40-17g	10/16/06
811-04748	Dreyfus Premier Fixed Income Funds	N-SARB	12/29/08
811-04688	Dreyfus Premier Value Equity Funds	N-PX	8/21/07

What is the current status of each of these Registrants? File a Form N-8F to deregister the Registrants or bring the filings up to date.

     Response: These registrants have been either liquidated or merged with other funds. A Form N-8F has been filed to deregister each registrant.

3. Comment: Letters dated September 16, 2009 were addressed and sent to Michael Rosenberg regarding the filing history of the following Registrants:

File No.	Registrant	Last Filing	Date
811-22181	Dreyfus Emerging Currency & Income Fund	N-2	2/20/08
811-22111	Dreyfus Global Diversified Income Fund	N-2	8/10/07
811-22179	Dreyfus High Yield Municipal Income Fund	N-2	2/11/08

What is the status of the responses to these letters? As provided by Rule 479 under the Securities Act of 1933, the Fund should file a substantive amendment to the registration statement or withdraw it within thirty (30) days from the date of this notice. If the Fund fails to amend or withdraw the registration statement, or furnish a satisfactory explanation as to why this cannot be done within such thirty days, an order will be issued declaring the registration statement abandoned.

     Response: Filings were made on February 18, 2010 to withdraw each of these registration statements.

4. Comment: When amended filings are made, please include a cover sheet detailing the reason for the amendment. Please explain the reason for the following amended filings:

Original
			Filing	Amended
File No.	Registrant	Form	Date	Filing Date
811-07123	Advantage Funds, Inc.	N-SAR-B/A	12/30/08	1/16/09
811-05202	Dreyfus/Laurel Funds, Inc.	N-SAR-A/A	4/27/09	4/28/09
811-09903	BNY Mellon Funds Trust	N-SAR-B/A	2/27/09	2/27/09
811-09903	BNY Mellon Funds Trust	N-SAR-B/A	10/30/08	1/20/09
811-04813	Dreyfus Investment Funds	NSAR-B/A	11/27/09	12/3/09
811-03940	Dreyfus Strategic Funds	NSAR-B/A	2/27/09	3/3/09
811-05877	Dreyfus Strategic Municipal Bond	NSAR-B/A	1/27/09	1/28/09
Fund
811-04765	Dreyfus New York AMT-Free	NSAR-B/A	1/23/09	1/26/09
Municipal Bond Fund

     Response: In response to your comment, we have made correspondence filings with respect to each of these funds explaining the reasons for the amendments, and the date of each filing is indicated in parentheses below. The reason for each amendment filing noted above is as follows:

  Advantage Funds, Inc.: the initial filing was erroneously transmitted with a number of screens omitted. (Correspondence filing was made on January 28, 2010.)

  Dreyfus/Laurel Funds, Inc.: the initial filing inadvertently referenced the wrong series of the Registrant for Exhibit 77I and did not include Exhibit 77Q(1). (Correspondence filing was made on February 1, 2010.)

  BNY Mellon Funds Trust (2/27/09 filing): the amended filing corrected the answer to Question 7-C to apply to all series. (Correspondence filing was made on January 26, 2010.)

  BNY Mellon Funds Trust (10/30/08 filing): the amended filing was made to incorporate Exhibit 77M, which was inadvertently omitted from the initial filing. (Correspondence filing was made on January 26, 2010.)

  Dreyfus Investment Funds: the initial filing inadvertently did not reference each series of the

  Registrant and did not include all relevant exhibits. Subsequent amended filings were made on 11/30/09 and 12/3/09 to file exhibits not included previously (including Exhibit 77B) and reference each series of the Registrant. (Correspondence filing was made on January 29, 2010.)

  Strategic Funds, Inc.: the amended filing was made to correct the answers to Questions 72C, 72Z, 72AA and 72CC. (Correspondence filing was made on February 1, 2010.)

  Dreyfus Strategic Municipal Bond Fund, Inc.: the initial filing inadvertently omitted Exhibit 77O. (Correspondence filing was made on February 1, 2010.)

  Dreyfus New York AMT-Free Municipal Bond Fund: the amended filing revised the answer to question 71D from 31 to 32, based on a rounding recommendation made by the Registrant's independent registered public accounting firm. (Correspondence filing was made on February 4, 2010.)

II.	Report of Independent Registered Public Accounting Firm included in Form N-SAR-B:

1. Comment: EX-99 to the Form N-SAR-B for Dreyfus Lifetime Portfolios, Inc. (811-07878) filed on 11/25/09 contains the Report of Independent Registered Public Accounting Firm for Dreyfus Municipal Income, Inc. File an amended Form N-SAR-B to include the correct report.

     Response: An amended Form N-SAR-B, which includes the correct report, was filed on January 29, 2010.

2. Comment: The reports should be addressed to the Board of Directors/Trustees and shareholders.

File No.	Registrant	Form	Filing Date
811-05202	Dreyfus/Laurel Funds, Inc.	N-SAR-B	12/30/08
811-05202	Dreyfus/Laurel Funds, Inc.	N-SAR-B	10/30/09
811-09903	BNY Mellon Funds Trust	N-SAR-B	10/30/09
811-08703	Dreyfus High Yield Strategies Fund	N-SAR-B	5/28/09

Refer to the Audit & Accounting Guide: Investment Companies (May 1, 2009), AAG-INV11.19.

     Response: Beginning with reports for fiscal years ended January 31, 2010, the Reports of Independent Registered Public Accounting Firm are addressed to the Board of Directors/Trustees and shareholders.

3. Comment: The reports should include the city and state of the accounting firm issuing the report.

File No.	Registrant	Form	Filing Date
811-05202	Dreyfus/Laurel Funds, Inc.	N-SAR-B	12/30/08
811-05202	Dreyfus/Laurel Funds, Inc.	N-SAR-B	10/30/09
811-09903	BNY Mellon Funds Trust	N-SAR-B	10/30/09
811-02653	Dreyfus Municipal Bond Fund	N-SAR-B	10/30/09

     Response: Beginning with reports for fiscal years ended January 31, 2010, the Reports of Independent Registered Public Accounting Firm include the city and state of the accounting firm issuing the report.

4. Comment: The reports should include the name of the accounting firm issuing the report.

File No.	Registrant	Form	Filing Date
811-05202	Dreyfus/Laurel Funds, Inc.	N-SAR-B	10/30/09
811-02653	Dreyfus Municipal Bond Fund	N-SAR-B	10/30/09

File amended Form N-SAR-Bs to include the name of the accounting firm issuing the report.

     Response: An amended Form N-SAR-B was filed for Dreyfus Municipal Bond Fund on March 2, 2010. On March 1, 2010, we filed a Report of Independent Registered Public Accounting Firm dated October 29, 2009 for Dreyfus/Laurel Funds, Inc. (which included the name of the accounting firm), with a cover letter, as a correspondence filing.

5. Comment: EX-99 to the Form N-SAR-B for Dreyfus/Laurel Funds, Inc. (811-05202) filed on 10/30/09 contains the Report of Independent Registered Public Accounting Firm. The report is dated October 27, 2009. The audit opinion issued for this fund is dated October 29, 2009. How can the report on internal control be issued before the audit opinion date, the date the audit work is substantially completed?

     Response: We have discussed this comment with the registrant's independent registered public accounting firm, which confirmed that the report date should be the same date as the audit opinion date and informed us that the difference in dates was an inadvertent typographical error. On March 1, 2010, we filed a corrected Report of Independent Registered Public Accounting Firm dated October 29, 2009, with a cover letter, as a correspondence filing.

III.	Form N-CSR Disclosure Items:

1. Comment: The Form N-CSR filed for Dreyfus Fund, Inc. (811-00523) on 3/3/09 for the 12/31/08 reporting period is incomplete. Item 3 is blank. File an amended Form N-CSR to include the completed filing.

     Response: An amended filing was made on March 2, 2010, which included the Item 3 information.

2. Comment: The Form N-CSR filed for Dreyfus Stock Fund (811-21236) on 11/30/09 for the 9/30/09 reporting period is incomplete. There are no signatures.

     Response: The hardcopy of this filing in the fund's files has manually executed signatures. The filed version inadvertently omitted conformed signatures. An amended Form N-CSR was filed on February 12, 2010.

3. Comment: Item 4(b) of Form N-CSR requires disclosure of the following:

(b) Disclose, under the caption Audit-Related Fees, the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit of the registrant's financial statements and are not reported under paragraph (a) of this Item. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

The following Registrant's Forms N-CSR do not meet the disclosure requirements of Item 4(b) as there is no description of the nature of the services comprising the fees.

Fiscal
File No.	Registrant	Year-End	Filing Date
811-07123	Advantage Funds, Inc.	8/31/09	10/30/09
811-03081	Dreyfus Appreciation Fund, Inc.	12/31/08	3/3/09
811-04906	Dreyfus State Municipal Bond Fund	4/30/09	6/29/09
811-00523	Dreyfus Fund, Inc.	12/31/08	3/3/09
811-09891	Dreyfus Opportunity Funds	9/30/09	11/25/09
		4/30/09	6/29/09
811-02192	Dreyfus Third Century Fund	5/31/09	7/28/09
811-04428	Dreyfus U.S. Treasury Intermediate Term	12/31/08	3/4/09
Fund
811-04429	Dreyfus U.S. Treasury Long-Term Fund	12/31/08	3/4/09
811-21236	Dreyfus Stock Funds	9/30/09	11/30/09
811-07878	Dreyfus LifeTime Portfolios, Inc.	9/30/09	11/30/09

     Response: Beginning with reports for fiscal years ended January 31, 2010, the forms will contain a description of the nature of the services comprising the fees, which was inadvertently omitted from the above-referenced filings. Please note that these services typically consist of one or more of the following: (i) agreed-upon procedures related to compliance with Internal Revenue Code section 817(h), (ii) security counts required by Rule 17f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), (iii) advisory services as to the accounting or disclosure treatment of registrant transactions or events and (iv) advisory services to the accounting or disclosure treatment of the actual or potential impact to the registrant of final or proposed rules, standards or interpretations by the Commission, the Financial Accounting Standards Board or other regulatory or standard setting bodies.

4. Comment: Item 4(f) of Form N-CSR requires disclosure of the following:

(f) If greater than 50 percent, disclose the percentage of hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

This disclosure item does not appear to be addressed in any Form.

     Response: We have confirmed with the registrants' independent registered public accounting firms that the audit of each registrant's financial statements for the most recent fiscal year was attributed solely to the work of the principal accountant's full-time, permanent employees. Accordingly, since Item 4(f) requires disclosure "if greater than 50 percent" (emphasis added), we do not believe that any disclosure was required. However, at the suggestion of the Staff, beginning with reports for fiscal years ended January 31, 2010, we will include the following statement:

[None] [_________ percent] of the hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year were attributed to work performed by persons other than the principal account's full-time, permanent employees.

5. Comment: Item 4(e)(1) requires disclosure of the following:

(e) (1) Disclose the audit committee's pre-approval policies and procedures described in paragraph (c)(7) of Rule 2-01 of Regulation S-X.

This item does not appear to be adequately addressed. Include more detail in Item 4(e)(1) in future filings.

Current disclosure is as follows:

Audit Committee Pre-Approval Policies and Procedures. The Registrant's Audit Committee has established policies and procedures (the "Policy") for pre-approval (within specified fee limits) of the Auditor's engagements for non-audit services to the Registrant and Service Affiliates without specific case-by-case consideration. Pre-approval considerations include whether the proposed services are compatible with maintaining the Auditor's independence. Pre-approvals pursuant to the Policy are considered annually.

     Response: Beginning with reports for fiscal years ended January 31, 2010, we will provide the following disclosure in responding to this item:

Audit Committee Pre-Approval Policies and Procedures. The Registrant's Audit Committee has established policies and procedures (the "Policy") for pre-approval (within specified fee limits) of the Auditor's engagements for non-audit services to the Registrant and Service Affiliates without specific case-by-case consideration. The pre-approved services in the Policy can include pre-approved audit services, pre-approved audit-related services, pre-approved tax services and pre-approved all other services. Pre-approval considerations include whether the proposed services are compatible with maintaining the Auditor's independence. Pre-approvals pursuant to the Policy are considered annually.

6. Comment: Item 4(e)(2) of Form N-CSR requires disclosure of the following:

(2) Disclose the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Item 4(e)(2) disclosure is inconsistent among Registrants. For example, 811-01018 discloses the following:

(e)(2) None of the services described in paragraphs (b) through (d) of this Item 4 were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Other Registrants disclose the following:

Note: In each of (b) through (d) of this Item 4, 100% of all services provided by the Auditor were pre-approved as required.

In future filings, Item 4(e)(2) disclosures should address the specific disclosure requirements of Item 4(e)(2).

     Response: Beginning with reports for fiscal years ended January 31, 2010, the following note will follow (d):

Note: [None][__%] of the services described in paragraphs (b) through (d) of this Item 4 were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

IV.	Series and Class Identifiers:

1. Comment: The following funds are listed as Active; however, they have liquidated or merged:

Liquidation/Merger
File No.	Registrant	Fund	Date
811-07123	Dreyfus Advantage Funds, Inc.	Select MidCap Growth	8/26/09
Fund
811-05202	Dreyfus/Laurel Funds, Inc.	Large Company Stock	8/12/09
811-09891	Dreyfus Opportunity Funds	Enterprise Fund	8/12/09
811-21236	Dreyfus Stock Funds	International Small Cap	9/09

     Response: The series and class identifiers are listed as active because we understand that a final filing on Form N-PX is required before they can be deactivated. A final Form N-PX is anticipated to be filed in August, in the normal course.

2. Comment: The Dreyfus High Yield Strategies Fund (811-08703) is listed as Inactive, but it is active.

     Response: Since this is a closed-end fund, no series and class identifiers are necessary. However, series and class identifiers were inadvertently included in the initial set-up for this fund; because they were not necessary, they subsequently were made inactive. As a result, it is our understanding that the "inactive" categorization appropriately applies to the series and class identifiers only, and not the fund as a registered closed-end fund.

3. Comment: The Pennsylvania series of Dreyfus State Municipal Bond Funds (811-04906) has a different series identifier for the Z class of shares. Why? Class A, B and C are under S000000353 while Class Z is under S000018822.

     Response: Class Z was created after Classes A, B and C. When Class Z was set up on EDGAR, it was mistakenly set up as a separate new series and class, rather than as just a new class. Unfortunately, this mistake was not discovered until a number of filings had been done using these identifiers. When EDGAR filer support was contacted by fund counsel to discuss how to remedy the issue, they were instructed to continue using the separate series identifier for Class Z. However, after further discussions with the Staff, in connection with the next filing applicable to Class Z we will obtain a new class identifier under the correct series, mark the identifier currently in use as inactive and use the correct identifier going forward.

V.	Fidelity Bond Filings (40-17G):

1. Comment: The most recent fidelity bond filing with the Commission by Dreyfus funds (August 11, 2009) only contains the policy of the primary insurance carrier. Is there any reason why the policies of the secondary insurance carriers were not filed with the Commission?

     Response: When making our filings, including the most recent annual filing made with the Commission on August 11, 2009, we believed that the filing of the policy of the primary carrier was sufficient as the policies of the excess carriers were "follow form" policies (i.e., excess coverage that is subject to all of the terms and conditions of the policy beneath them). However, in light of the Staff's comment and our review of Rule 17g-1 under the 1940 Act, beginning with the receipt of the final bonds that became effective January 31, 2010, we will file the policies of all carriers.

2. Comment: Since only annual filings are made by Dreyfus funds, are the policies amended when a new fund is added to the policy, and if so should amendments be filed?

     Response: No amendment to the policies in effect during calendar year 2009 was necessary when adding a series/portfolio of a registrant covered by the policies. The primary policy provides coverage for the listed funds "and any investment company advised, sub-advised, and/or administered by The Dreyfus Corporation now existing or acquired or created during the Bond Period."

VI.	Forms N-CSR—Benchmarks:

1. Comment: Consider including average annual total return performance for a fund's benchmark in the applicable shareholder report on Form N-CSR

     Response: Although the funds are not required to include such information, beginning with reports for fiscal years ended January 31, 2010, benchmark average annual total return performance information is included in the shareholder reports.

2. Comment: With respect to the Dreyfus Passport Fund, the benchmark noted in its 6/30/08 shareholder report differed from the benchmark noted in its 12/31/08 shareholder report. Why is there a difference? If it is a change in the benchmark, the disclosure should include both benchmarks in the 12/31/08 report.

     Response: The change to which you referred was a change in name only, as the benchmark changed its name to "S&P Developed ex U.S. Small Cap Index" from "S&P/Citigroup EMI World ex U.S. Index."

3. Comment: With respect to The Boston Company International Small Cap Fund, the benchmark noted in each of the graph and the management discussion of fund performance ("MDFP") in its 9/30/08 shareholder report differed. Why is there a difference? If it is a change in the benchmark, the disclosure should include both benchmarks during the first year of the change.

     Response: The different names to which you referred was the result of a change in name only as the benchmark changed its name to "S&P Developed ex U.S. Small Cap Index" from "S&P/Citigroup EMI World ex U.S. Index." The graph contained the new name of the benchmark, while the MDFP inadvertently used the old name of the benchmark. We note that The Boston Company International Small Cap Fund has since been liquidated.

VII.	Form N-CSR—Miscellaneous:

1. Comment: The MDFP narrative in the 8/31/09 annual report for BNY Mellon International Appreciation Fund only discussed the 8-month stub period ended 8/31/09, which reflected the change in the fund's fiscal year end from 12/31 to 8/31. In the future, the MDFP narrative covering a fiscal year change should discuss the both the stub period under the new fiscal year and the full 12-month period ended with the new fiscal year end.

     Response: Beginning with reports for fiscal years ended January 31, 2010, any MDFP narrative covering a fiscal year change will discuss the both the stub period under the new fiscal year and the full 12-month period ended with the new fiscal year end.

2. Comment: According to Article 12-14 of Regulation S-X (Investments in and Advances to Affiliates), the financial statements should include disclosure with respect to affiliated sweep investments.

     Response: Beginning with reports for fiscal years ended January 31, 2010, gross additions and gross reductions of affiliated sweep investments are included in the notes to a fund's financial statements.

3. Comment: We recommended that a fund include an annual dividend rate for the preferred stock listed in its statement of investments.

     Response: Beginning with reports for fiscal years ended January 31, 2010, a fund's statement of investments will disclose an annual dividend rate on preferred stock.

4. Comment: The accrued expenses and other liabilities for Dreyfus Technology Growth Fund, Dreyfus Strategic Value Fund, Dreyfus Midcap Value Fund and Dreyfus International Value Fund seemed disproportionately higher than other funds. Please explain.

     Response: The higher expense liability was primarily due to certain sub-transfer agency expenses that were payable to non-affiliated record keepers. These funds have a higher share base using this type of arrangement than other Dreyfus funds. We note that the fees in such arrangement are paid quarterly following billing by the service providers.

5. Comment: With respect to Dreyfus Strategic Municipals, Inc. and Dreyfus Strategic Municipal Bond Fund, Inc., which employ leverage through the use of auction rate preferred stock, consider eliminating the expense ratios pertaining to total average net assets in the financial reports, or at least moving the expense ratios to a footnote—such ratios are not required.

     Response: While we recognize that disclosure of this expense ratio is not expressly required, we believe that inclusion of this information is useful to investors as presented.

6. Comment: In the 9/30/08 shareholder report for each of The Boston Company Small Cap Growth Fund and The Boston Company Small Cap Tax-Sensitive Equity Fund, the statements of investments showed that healthcare constituted approximately 28% of each portfolio. What is the concentration policy of each fund and is this consistent with such policy?

     Response: Each fund has a policy that it will not invest 25% or more of its assets in any industry. In measuring its investments in particular industries for concentration purposes, each fund currently uses a widely-used, standardized investment classification standard. Classifications used in the financial statements generally are broader categories than those used for compliance testing of industry concentration. For example, healthcare is a "sector" under the compliance testing classification standard, within which there are subclassifications. As a result, each of these funds had substantially less than 25% of its assets in each subclassification that it considers to be an industry for concentration compliance testing purposes. We note that the presentation of portfolio holdings in the statement of investments is not required to be consistent with the industry classification standard used for compliance testing purposes.

7. Comment: While the Commission is not responsible for administering the regulations of the Financial Industry Regulatory Authority ("FINRA"), we note that Rule 2210(d)(3) requires that applicable communications with the public provide "the total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements, as stated in the fee table of the investment company's prospectus…."

     Response: We believe that the presentation of the information upon which you commented is consistent with applicable standards. We understand that the information at the beginning of the report (cover page, inside cover page, table of contents, the letter from the chairman and the discussion of fund performance) could be deemed "communications with the public" under FINRA rules. While we submit each fund's complete report to FINRA pursuant to Rule 2210, FINRA has informed us that it reviews only the above-noted information at the beginning of each report in connection with its standards, consistent with our understanding.

VIII.	Form N-1A:

1. Comment: For the Dreyfus Core Equity prospectus (dated 1/1/2010), a footnote to the expense table states the following: "The amounts noted in 'Other expenses' reflect expenses of the non-interested Board members." "Other expenses" in the fund's statement of operations for the same period also included loan commitment fees and interest expense. Please explain the discrepancy.

     Response: Beginning with prospectuses dated May 1, 2010, when applicable the footnote will be revised as follows: "The amounts noted in 'Other expenses' reflect expenses of the non-interested Board members, interest expense and loan commitment fees."

2. Comment: With respect to a unitary fee fund, what is the method of calculating the expense ratio in the fund's expense table when the Board member fees are not included in the unitary fee structure?

     Response: The expense ratio is calculated based on the Board member fee amount in the fund's statement of operations and such fund's average net assets for the fiscal year.

* * * * *

At the request of the Staff, we hereby acknowledge the following:

  the affected registrants are responsible for the adequacy and accuracy of the responses in this letter;

  Staff comments or responses to Staff comments relating to the various Commission filings do not foreclose the Commission from taking any action with respect to any such filings; and

  a registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert R. Mullery

Robert R. Mullery
Vice President of the Registrants